August 13, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Application Pursuant to Section 2(a)(9) of the Investment Company Act of 1940 for Determination that the Applicant Does Not Control Emerging Markets Telecommunications Fund, Inc.

Dear Sir/Madam:

City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM” and collectively with CLIG, “City of London”) hereby respectfully apply to the U.S. Securities and Exchange Commission’s Division of Investment Management (the “Commission”) for a determination, pursuant to Section 2(a)(9) of the Investment Company Act of 1940 (the “ICA” or the “1940 Act”), that, on the basis of the facts and circumstances more particularly described below, which City of London represents are true, that City of London does not control Emerging Markets Telecommunications Fund, Inc. (“ETF”), notwithstanding City of London’s beneficial ownership of more than 25% of the outstanding common shares of ETF.

I.           Facts

A.           City of London’s Background

CLIM is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM’s clients are all accredited institutional investors.1 CLIG is the parent holding company for CLIM.

1  The CLIM-advised investment funds (“City of London Funds”) are: (1) The Emerging World Fund (“EWF”), a Dublin, Ireland listed open-ended investment company, (2) Emerging Markets Country Fund (“GEM”), a private investment fund organized as a Delaware business trust, (3) Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, (4) Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, (5) Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, (6) Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, (7) The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, (8) Global Absolute Return Fund (“GARF”), a private investment fund organized as a Delaware business trust, (9) GFM (Institutional) Emerging Markets Country Fund (“GFM”), an open-ended fund organized under the laws of the Province of Ontario, and (10) Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund.  In addition, investment authority (the “Segregated Accounts”). there are 18 unaffiliated third-party segregated client accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).

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Each of the City of London Funds is comprised of a different mix of institutional investors, different weightings of investments, and different investment strategies.  The Segregated Accounts are similarly tailored individually to cater to the distinctive investment objectives of their respective account holders.

Because the City of London Funds and the Segregated Accounts have delegated to City of London, as investment adviser, the sole power to direct the voting and disposition of the securities in their City of London - advised accounts, City of London may be deemed to be the “beneficial owner,” as that term is defined in SEC Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”), of those securities.

In the U.S., City of London invests principally in publicly traded, closed-end fund diversified management investment companies registered under the 1940 Act, which in turn invest in emerging markets.  City of London is a significant long-term U.S. closed-end fund investor, with more than $1.2 billion invested in U.S. registered closed-end funds.

 City of London has never sought, and does not presently intend to seek, to become the investment adviser to any publicly-traded investment company registered under the 1940 Act or otherwise engage in acts which are typically associated with “control” over such a company.  City of London’s business model is strictly that of an outside, non-controlling investor, and it has no current aspirations to manage, advise or control any registered investment company in which it invests on behalf of its clients.  On only one occasion, several years ago, did City of London ever nominate directors for election to a closed-end fund.  Apart from serving as our nominees for that single election, those nominees have had no affiliation with City of London either before or after that election. That fund was unaffiliated with ETF, and the directors City of London nominated were for a minority of that board’s seats.

City of London wishes to promote growth in the closed-end fund industry by promoting good corporate governance, which it believes makes closed-end funds more attractive to investors.   For the past ten years, City of London has published a set of broad principles by which it believes closed-end funds should be governed.  City of London’s model principles are embodied in its annual publication, “Statement on Corporate Governance and Voting Policy for Closed-End Funds” (Seventh Edition, November 2009) (the “Statement”).  City of London publishes the Statement on its website http://www.citlon.com/special_reports/Corp_Governance.pdf, and sends the Statement to the managements of all funds for which City of London files a Schedule 13G or 13D.  City of London does from time to time communicate with management of funds in which it invests, in instances when we believe such funds’ practices contravene the principles set forth in the Statement.  City of London sees no conflict between its promotion of good corporate governance, and its role as an outside, non-controlling investor.  City of London has no standing policy to vote for or against the proposals or to vote for or withhold votes from director nominees sponsored by management or by other shareholders of any fund in which it is invested.  Rather, in each instance when City of London is afforded a choice in the exercise of its right to vote, it decides how to vote on an issue by issue and issuer by issuer basis, consistent with its fiduciary duties as an investment adviser.

City of London sets no artificial floors or ceilings in terms of what percentage of a closed-end fund’s equity securities it is willing to buy and hold.  Where it determines a fund’s shares

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continue to present a favorable investment opportunity for its clients, it sometimes acquires beneficial ownership of more than 25% of a class of a fund’s outstanding equity securities.  In all such instances, City of London purchases shares in excess of 25% with the same investment intent (described above) as it purchases shares below 25%.  That is the case with ETF, as discussed below.

B.           City of London’s Beneficial Ownership of ETF Shares

ETF is a closed-end investment management company, incorporated in Maryland, whose common shares are publicly traded on the New York Stock Exchange under the symbol “ETF.”  ETF invests in emerging European markets and is managed by Aberdeen Asset Management Investment Services Limited (“AAMISL”).

City of London is a long-term investor in ETF, having first invested in ETF prior to December 1996 to gain Emerging Markets asset exposure for the City of London Funds and the Segregated Accounts.

In February 1997, City of London filed its initial Schedule 13G for ETF with the U.S. Securities and Exchange Commission.  City of London filed amendments to its Schedule 13G in February 1998, February and July 1999, December 2008, January and May 2009, and February 2010.  Over that period, from February 1997 to February 2010, City of London’s beneficial ownership of ETF shares (as disclosed in its Schedule 13G filings) had grown to 2,059,162 common shares, or 24.97% of ETF’s common shares outstanding.2  Since June 30, 2010, City of London has purchased an additional 131,248 ETF common shares, increasing its beneficial ownership to 2,190,410 shares, or 26.56% of ETF’s common shares outstanding.

City of London has never had any agreements, arrangements or understandings concerning ETF with ETF, AAMISL, any other ETF shareholder, or any person affiliated (as such term is defined in Section 2(a)(3) of the 1940 Act) with ETF, AAMISL, or such shareholders.  No representative or nominee of City of London, and no person affiliated with City of London has ever served as an officer, director, portfolio manager or investment adviser to ETF.  City of London has not nominated or suggested the appointment or election of any person or company for any office or other position at ETF.  City of London has not conducted, and does not presently intend to conduct, any proxy solicitation or exempt solicitation, for the election of any directors or for or against any resolutions for which ETF has solicited or may solicit shareholder votes.

  City of London has never attended an ETF board meeting, and has never been consulted by ETF with respect to investment decisions of ETF.  All ETF shares purchased on behalf of the City of London Funds and the Segregated Accounts by City of London were acquired, have been held, and will be held for the benefit of the City of London Funds and the Segregated Accounts without the purpose or effect of changing or influencing control of ETF.

Over the course of more than 13 years, between 1997 and August 2010, City of London has corresponded with the Chairman of ETF on only one occasion.  This letter accompanied our Statement on Corporate Governance and Voting Policy for Closed-End Funds and expressed our disappointment to the then-current level of discount to net-asset-value that ETF shares traded.

2 ETF has repurchased its shares in the market and has conducted tender offers resulting in the reduction of its outstanding shares from 15,058,569 to the current shares outstanding of 8,246,665.

August 13, 2010

C.           ETF’s Corporate Structure

The control of ETF is vested exclusively with its board of directors.  See ETF Amended and Restated Bylaws as of November 17, 2000 (“Bylaws”), Article 3.1 (“Except as provided in the Articles of Incorporation, the business and affairs of the Company shall be managed under the direction of the Board of the Directors.”).

According to its Bylaws and Articles of Incorporation, dated October 12, 1990 (“Articles”), ETF’s Board of Directors is divided into three classes, each serving staggered three-year terms and until their successors are elected and qualified.  Bylaws, at Article 3.2; the majority of the entire Board of Directors has the power to increase the number of Directors up to 9 members.

ETF’s board currently consists of 6 directors, divided among 3 classes, each with 2 directors.  ETF has determined that all 6 directors are “Independent Directors”/“Non-Interested” directors.  See ETF’s Annual Report, dated October 31, 2009.  However, as stated above, ETF’s Board of Directors has virtual blank check authority under its articles of incorporation and Bylaws to increase the size of the board from 6 directors to 9, and to appoint directors to fill those seats at any time.  Moreover, even these procedures could be changed and new rules adopted to help the incumbent board further prolong its control of ETF, via use of Article 7.1, of ETF’s Bylaws which provides that the Board of Directors, by affirmative majority vote, has the exclusive right to make, amend, alter and repeal ETF’s Bylaws.

Further, ETF’s Articles provide that an affirmative vote of 75% or more of ETF’s outstanding shares and 75% vote or more of the entire Board of Directors is required to: (i) amend the Articles to make ETF’s shares a redeemable security or to convert ETF from a closed-end to an open-end investment company; (ii)  approve any stockholder proposal as to specific investment decisions made or to be made with respect to ETF’s assets; (iii) approve any proposal to voluntarily liquidate or dissolve ETF; and (iv) to approve a merger, consolidation, or other business combination involving ETF.  Articles, at Article VII (1).

These  provisions increase ETF’s ability to resist takeover attempts and attempts to change the fundamental nature of the business of the Fund that are not supported by either the Board of Directors or a large majority of the stockholders.  These provisions also make it more difficult to liquidate, take over or open-end the Fund and thereby are intended to discourage investors from purchasing its shares with the hope of making a quick profit by forcing the Fund to change its structure.

D.           Maryland Corporate Law

ETF is a Maryland corporation.  The power to manage a Maryland corporation is vested exclusively with its board of directors.  MGCL Section 2-401(a)(“The business and affairs of a Maryland corporation shall be managed under the direction of a board of directors.”); Warren v. Fitzgerald, 189 Md. 476, 488 (Md. 1948)(“[A] corporation’s ordinary business powers are vested in its directors[.]”).

Until recently, shareholders of a Maryland corporation had rights to petition a Maryland court for dissolution of the corporations under certain circumstances.  In particular, MGCL Section 3-

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413(a)(2) had permitted a shareholder entitled to cast at least 25% of all the votes entitled to be cast in the election of directors to petition a court of equity to dissolve the corporation on the ground that the “stockholders are so divided that directors cannot be elected.”  Section 3-413(b)(1) extended the same right to any stockholder entitled to vote in the election of directors if the stockholders “have failed, for a period which includes two successful annual meeting dates, to elect successors to directors whose terms would have expired on the election and qualification of their successors . . . .”  However, effective June 1, 2010, Section 3-413 was amended to exempt from its coverage corporations with a class of equity securities registered under the Securities and Exchange Act of 1934, thus removing ETF and virtually every other publicly traded Maryland corporation from the section’s provisions.

It is presently unknown to City of London whether ETF has opted or will opt into the Maryland Control Share Acquisition Act (MD CORP & ASSNS §§ 3-701 et. seq.)(the “MCSAA”), which provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter.3

II.           Legal Analysis

Section 2(a)(9) of the 1940 Act - Presumption of Control

Section 2(a)(9) of the 1940 Act defines the term “control” as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”  Section 2(a)(9) also states that persons who beneficially own, either directly or indirectly, more than 25% of the voting securities of a company are presumed to control that company.  Persons who do not meet this 25% threshold are presumed not to control such a company.  Section 2(a)(9) states that these presumptions may be rebutted by evidence, but “shall continue until a determination to the contrary [is] made by the Commission by order either on its own motion or on application by an interested person.”4

Accordingly, pursuant to Section 2(a)(9), through the mere act, without more, of City of London’s beneficial ownership of more than 25% of ETF’s common shares outstanding, City of London is presently presumed to control ETF.

However, the presumptions created by Section 2(a)(9) are merely presumptions, not evidence. See, e.g., In re Fundamental Investors, SEC Rel. No. IC-3596, 41 S.E.C. 285 (Dec. 27, 1962); Phillips v. SEC, 388 F.2d 964, 970-71 (2d Cir. 1968).  Presumptions provide no evidentiary weight.  See, e.g.,

3 Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in excess of 10% or more of the voting power of the issuer.  MD CORP & ASSNS § 3-701.

4 Although Section 2(a)(9) specifically refers to a determination of control by the Commission, the Commission has stated that federal courts share concurrent jurisdiction to determine control under this section.  See In re Fundamental Investors, Inc., et al., SEC Rel. No. IC-3596, 41 S.E.C. 285 (Dec. 27, 1962).  The Second Circuit has accepted the Commission’s views without further analysis.  See Willheim v. Murchison, 342 F.2d 33, 38 n.6 (2d Cir., 1965); SEC v. S&P Corporation, 360 F.2d 741, 749 (2d Cir. 1966).

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Tenneco Chems. Inc. v. William T. Burnell & Co., 691 F.2d 658, 663 (4th Cir.1982)(“It is axiomatic that a presumption is not evidence and disappears in the face of evidence sufficient to rebut it.”).

The standard for whether a shareholder “controls” a registered investment company is whether, under the facts and circumstances of the particular case, the shareholder actually had the power to exercise a controlling influence over the management or policies of that investment company.  See Haberman v. Murchinson, 468 F.2d 1305, 1316 (2d Cir. 1972), referencing Phillips v. SEC, 388 F.2d 964, 970-71 (2d Cir. 1968)(“The claim that the Murchisons sold management control of Allegheny is refuted by the simple fact that Gamble never acquired control.  During the fourteen months between the agreement and the installation of the Kirby board, the Murchison group retained eight of the ten seats on the Board, continued to exercise firm control, and, indeed, rejected Gamble’s position on a number of significant issues.  In view of these facts, the District Court was amply justified in disallowing appellant’s claim that the Murchisons sold control to Gamble.”).

An investor with minimal or even no equity may control an investment company,5 while  an investor with far more than 25% may not have the actual requisite power to exercise a controlling influence over the management or policies of that company.6

III.           City of London Does Not Have the Power to Exercise a
Controlling Influence Over the Management or Policies of ETF

As discussed above, both Maryland law and ETF’s Articles and Bylaws give ETF’s Board of Directors exclusive control over ETF.

ETF’s classified board structure makes it impossible for shareholders to obtain a majority of seats on the Board of Directors in any one year’s election.  Assuming a shareholder succeeds in nominating directors for election to the Board in opposition to ETF’s board’s nominees, it would take at least 2 “successful” election contests within 3 years for shareholders to win majority representation

5 See In re Investors Mutual, Inc. et al., SEC Rel. No. IC-4595, 42 S.E.C. 1071 (May 11, 1966)(stating “In addition to voting power, historical, traditional or contractual associations of persons with companies or a dominating persuasiveness of one or more persons acting in concert or alone may form the basis of a finding of control.”)(emphasis added).  See also Exemption of Transaction by Investment Companies with Certain Affiliated Persons, SEC Rel. No. IC-10698, n.2 (May 17, 1979) (citing In re Fundamental Investors as standing for the proposition that “no person may rely on the presumption that less than 25 percent ownership is not control when, in fact, a control relationship exists under all the facts and circumstances.”).

6  See Dimensional Fund Advisers Inc., Investment Company Act Release No. 16911 (Apr. 12, 1989) (the control presumption of a passive shareholder who owned 30.23% of company’s stock was deemed rebutted); Hartwell & Campbell Fund, Inc., et al., Investment Company Act Release No. 8453 (Aug. 9, 1974)(determining that a 33% owner of the outstanding voting shares of a corporation did not exert actual control over that corporation, and had therefore rebutted the control presumption of § 2(a)(9)); Am. Century Co, Inc., et al., SEC No-Action Letter, 1997 WL 803129 (December 23, 1997) (Commission issued a No-Action letter to J.P. Morgan when it sought to purchase a 45% equity interest (but with only 10.83% voting power) of the outstanding shares of American Century Companies, notwithstanding that by contract with the holder of the majority of the voting power, J.P. Morgan could designate two members to American Century’s board of directors and, under certain circumstances, had the right to replace American Century’s management). Cf. Phillips v. SEC, 388 F.2d at 970-71(lack of power of 15% stockholder and president of company to secure a majority of the seats on the board of directors significantly weighed against a finding of control).

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on the ETF board.  ETF’s Board’s ability to increase the size of its Board from its current number of 6 directors up to as many as 9 directors, combined with its three-tiered staggered board structure, gives it the potential ability to retain control of a majority of seats even if their candidates were to lose two consecutive elections.

Moreover, under the MCSAA, ETF may adopt provisions which eliminate the rights of certain shareholders to vote shares of stock in excess of 10% of the ETF shares outstanding.

Finally, the statutory rights formerly held by 25% shareholders in Maryland to seek judicial dissolution of a Maryland corporation, were eliminated with respect to ETF on June 1, 2010.

Here, although City of London does have beneficial ownership of more than 25% of ETF’s common shares outstanding, but less than a majority, the facts demonstrate that it does not have the power to exercise a controlling influence over the management or policies of ETF.  ETF’s Articles of Incorporation and By-Laws are structured deliberately to prevent even a majority shareholder from having the power to exercise a controlling influence over ETF.  Hypothetically, a majority shareholder could, over the course of two consecutive years’ elections of directors, obtain such powers through the sponsorship of its own candidates for election to the Board, provided that the incumbent Board majority did not adopt measures in the interim to stymie, or at least further delay, such acquisition of a controlling influence, including but not limited to increasing the size of the Board and filling the vacancies with its persons loyal to them. City of London’s only relationship with ETF was (and remains) that of an arm’s length outside investor.  ETF’s present, long-serving board of directors controls ETF and City of London has no power to or intention of unseating a majority of the board thereby divesting them of such control.  City of London’s beneficial ownership of more than 25% of the common stock of ETF provides it with no power to exercise a controlling influence over the management or policies of ETF.

On the basis of the facts and circumstances cited in this letter, which City of London represents are true, City of London requests the Commission’s determination that it does not control ETF.  City of London fully recognizes that any order of the Commission to that effect would be based upon the facts known to the Commission at the time of its issuance, and Section 2(a)(9) provides that such order may at any later time be revoked or modified based upon changed circumstances such that the Commission might find that “the determination embraced in such original order is no longer consistent with the facts.”

Very truly yours, / s / Barry M. Olliff Barry M Olliff, Chief Investment Officer